June 13th, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen G. Krikorian, Accounting Branch Chief
Tamara Tangen, Staff Accountant
Christine Davis, Assistant Chief Accountant
Ivan Griswold, Staff Attorney
Maryse Mills-Apenteng, Special Counsel

Re:	Check Point Software Technologies Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2012 Filed March 19, 2013 File No. 000-28584

Ladies and Gentlemen:

Check Point Software Technologies Ltd. (the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated May 16, 2013 (the “Comment Letter”).

To facilitate your review of the Company’s response to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comments followed by our responses.

Form 20-F for Fiscal Year Ended December 31, 2012
Operating and Financial Review and Prospects
Results of Operations
Revenues, page 43

1.
Please provide us with a breakdown of revenue for each product and service type (e.g., products, licenses, subscriptions etc.) for each of the three years ended December 31, 2012 and tell us what consideration you gave to providing this quantitative disclosure and a discussion of changes in these detailed product and service types in your results of operations discussion. In this regard, we note from the transcript of your conference calls held on January 23, 2013 and April 22, 2013 that there were several questions asked regarding the breakdown of your revenue with specific focus on the amount of subscription revenue recognized.

Securities and Exchange Commission
June 13th, 2013

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that the requested breakdown of revenues for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year ended Dec 31, 2010	Year ended Dec 31, 2011	Year ended Dec 31, 2012
Products and license*	444,400	503,475	505,280
Service:
Software Subscriptions	75,953	105,790	162,931
Software updates and maintenance	577,515	637,721	674,484
Total Service	653,468	743,511	837,415
Revenues	1,097,868	1,246,986	1,342,695

*License revenues are less than 10% of the Company’s total revenues.

In response to the Staff’s comment, the Company hereby undertakes to provide a similarly detailed service revenue breakdown in its future applicable filings under the Securities Exchange Act of 1934, as amended, and that such service revenue breakdown will include a discussion of changes in software subscriptions and software updates and maintenance in the Company’s results of operations discussion.

2.
You indicate that product and license revenues increased in 2012 and attribute this to “an increase in unit sales offset by a decrease in average sales price,” without quantifying or otherwise describing the impact of each factor identified. Where a material change is attributable to two or more factors, the contribution of each identified factor, including any offsetting factors, should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. Please tell us what consideration you gave to quantifying the factors contributing to material year-to-year changes.

Response:

The Company notes the Staff’s comment and advises the Staff that product and license revenues increased by approximately 0.4% in 2012 compared to 2011.  The Company supplementally informs the Staff that this marginal revenue increase was attributed to an approximately 7% increase in the number of total Gateway units sold in 2012 compared to 2011, offset by an approximately 5% decrease in average selling price (“ASP”) in 2012 compared to 2011.  We note, the change in ASP did not indicate a trend in ASP reduction. Rather it was a result of purchases of different product mixes and therefore we have not disclosed this information.

Bearing in mind the Staff's comment, the Company will continue to be committed to providing meaningful disclosure of significant changes in its operating results, including the quantification of contributing and offsetting factors, and the Company hereby undertakes to provide such disclosure in future filings with the Commission when the quantification of contributing and offsetting factors of such changes in its operating results are material and appropriate.

Securities and Exchange Commission
June 13th, 2013

3.
Please summarize your historical renewal rates for maintenance contracts and for all other annuity or subscription-based products for each of the three years ended December 31, 2012. As part of your response, please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your revenues. In addition, tell us what consideration you gave to disclosing these metrics for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Response:

The Company notes the Staff’s comment and hereby supplementally advises the Staff that the Company has considered including disclosure of renewal rates in its filings with the Commission in the past, including in connection with its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Annual Report”).  However, for numerous reasons discussed below, the Company believes that it does not possess relevant renewal rate data, nor does it believe such data are material to an investor’s understanding of the Company’s business.

The Company monitors estimates of certain renewal rates in a general way, but does not track renewal rates with sufficient accuracy to allow such information to be included in public disclosure.  Because of typical customer practices and the design of the Company’s customer and agreement tracking systems, as a technical matter the Company is unable to consistently monitor when and whether a customer has “renewed.” For example, customers that do not renew an existing contract may instead enter into a new subscription or service agreement with the Company that is not linked to the old one, or a customer may split accounts or take other steps that separate the Company’s past and future records for such customer.  Because a significant portion of the Company’s customers take such actions each year, the Company believes that “renewal rates” in this context are not relevant, not accurate and could be misleading.

The Company also notes that the estimates of renewal rate data that it internally tracks do not take into account factors such as the dollar value or duration of its customer agreements or additional products sold to customers in connection with the renewal process.  Additionally, the Company is not aware of any uniform methodology used to calculate renewal rates among companies, so a renewal rate calculated by the Company would not be useful for a comparison between the Company and its peers.  As a result of these additional factors, disclosure of a renewal rate metric may, in fact, provide misleading information about revenue trends.

The Company has sought to provide investors with a clear and concise understanding of its operating results in its 2012 Annual Report, and believes that the information provided is most helpful to an investor’s understanding of the Company’s operating results. For the foregoing reasons, the Company does not use renewal rate as an important metric in understanding or evaluating its business and, for example, does not present this data to its board of directors.

Therefore, although the Company has given consideration to providing a renewal rate metric in its periodic reports, the Company has determined that such a metric does not provide meaningful quantitative data for the readers of the financial statements to evaluate trends in the Company’s Software subscription  and Software updates and maintenance revenues, and that the inclusion of such a metric in its periodic reports could be misleading.

Securities and Exchange Commission
June 13th, 2013

Consolidated Financial Statements
Consolidated Statements of Comprehensive Income, page F-7

4.
Please tell us how you considered disclosing the amount of income tax expense or benefit allocated to each component of other comprehensive income here or in the notes to the financial statements. See ASC 220-10-45-12.

Response:

The Company hereby undertakes to provide the disclosure requested by the Staff in its future applicable filings under the Securities Exchange Act of 1934, as amended.

Notes to Consolidated Financial Statements
Note 2: - Significant Accounting Policies
k. Revenue recognition, page F-16

5.
Please provide us with the composition of your current and long-term deferred revenue balance by type of revenue (e.g., maintenance, subscription etc.). Also, tell us what consideration you gave to disclosing the composition of these balances and the specific periods over which they will be recognized.

Response:

The Company’s notes the Staff’s comment and hereby supplementally advises the Staff that deferred revenues are primarily comprised of software subscriptions and software updates and maintenance that are recognized ratably over the period of service.  The composition of the Company’s total deferred revenues balance as of December 31, 2011 and December 31, 2012 was as follows:

	Total deferred revenues as of Dec. 31 2011	Total deferred revenues as of Dec. 31 2012
Software subscriptions	96,661	118,083
Software updates and maintenance	454,291	468,663
Other	1,226	2,944
Total deferred revenues	552,178	589,690

The majority of the deferred revenues are recognized within one year or less and represented as current deferred revenues in the balance sheet.  The remaining deferred revenue is recognized within three years and is shown as long term deferred revenues.

In response to the Staff’s comment, the Company hereby undertakes to provide a similarly detailed deferred revenues breakdown in its future applicable filings under the Securities Exchange Act of 1934, as amended.

Securities and Exchange Commission
June 13th, 2013

Note 13: - Geographic Information and Selected Statements of Income Date, page F-41

6.	Please tell us what consideration you gave to providing the entity-wide information required by paragraphs 40 and 42 of ASC 280-10-50.

Response:

The Company respectfully directs the Staff to paragraph (b) of Note 1 to the Company’s consolidated financial statements, which provides the major customer information required by paragraph 42 of ASC 280-10-50.

The Company also has considered paragraph 40 of ASC 280-10-50 in determining the level of disclosure of revenues for each of its products, which states in part:  “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.”

The Company’s products can be classified by three main product lines. Below are the details of these sales for the three years ended December 31, 2012:

	Year ended Dec 31, 2010	Year ended Dec 31, 2011	Year ended Dec 31, 2012
Products and licenses
Networks security Gateways	394,070	452,539	448,494
Other *	50,330	50,935	56,787
Total products and licenses revenues	444,400	503,475	505,280

Networks security Gateways	75,953	105,790	162,931
Total software subscription	75,953	105,790	162,931

Total software updates and maintenance	577,515	637,721	674,484

Total revenues	1,097,868	1,246,986	1,342,695

* Comprised of Endpoint security and Security management products, each consists of less than 10% of products and licenses revenues.

The products in the Network security Gateways category, which accounted for nearly all of the Company’s total product and license revenues in each of the three years ended December 31, 2012, are closely related and are based on the Company’s gateway architecture.  Based on the foregoing, the Company determined that these products would be considered a “group of similar products” and would therefore not require separate disclosure under paragraph 40 of ASC 280-10-50.

Securities and Exchange Commission
June 13th, 2013

In response to the Staff’s comment, the Company hereby undertakes to provide a similarly detailed breakdown in its future applicable filings under the Securities Exchange Act of 1934, as amended, and that such breakdown will be in accordance with paragraph 40 of ASC 280-10-50.

* * * *

Acknowledgment

In connection with the foregoing responses to the Comment Letter, the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

▪
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at (650) 628-2110 or by email at jslavitt@checkpoint.com, or Rezwan D. Pavri of Wilson Sonsini Goodrich & Rosati, P.C., at (650) 565-3574 or by email at rpavri@wsgr.com.

Sincerely,

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By: /s/ John Slavitt

John Slavitt
General Counsel

cc:	Rezwan D. Pavri
Wilson Sonsini Goodrich & Rosati, P.C.